UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

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Attached is a press release of the Company dated October 8, 2003

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THIRD QUARTER 2003 VOLUMES

(Santiago, Chile, October 8, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary third quarter 2003 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Third Quarter 2003 Year to Date 2003

Chile:	Volume	% Change	Volume	% Change
Beer	738,274	9.2%	2,496,953	5.4%
Soft Drinks	726,024	4.3%	2,197,308	0.8%
Nectars	89,461	16.2%	238,733	20.2%
Mineral Waters	135,803	-1.6%	496,859	-1.9%
Wine - Domestic	147,648	0.7%	374,632	-2.0%
Wine - Export	138,214	7.3%	365,536	10.3%
Total Chile(1)	1,975,423	6.1%	6,170,020	3.4%

Argentina:
Beer	382,132	21.1%	1,224,788	24.2%
Wine - Domestic	4,416	N/M	17,800	N/M
Wine - Export	49,005	N/M	154,315	N/M
Total Argentina	435,553	37.0%	1,396,903	41.1%
TOTAL	2,410,977	10.6%	7,566,923	8.8%

CCU plans to release its consolidated third quarter results by the first week of November.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: October 8, 2003